August 6, 2019


Tanya L. Cody, Esq.
Greenberg Traurig, LLP
2200 Ross Avenue, Suite 5200
Dallas, Texas 75201

   Re:         Zacks Trust
               File Nos. 333-232634; 811-23435



Dear Ms. Cody:

        We have reviewed the registration statement for Zacks Trust filed on Form N-1A with the
Securities and Exchange Commission on July 12, 2019, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

   General

1. We note that material portions of the filing are incomplete at this time (e.g., fee table, expense example, consent, auditor information). Please provide the staff with the missing information as soon as practicable. The staff may have additional comments.


   Cover Page

2. Please provide the staff with the Fund's ticker symbol in advance so that the staff can assess whether it is appropriate for the Fund.
 Tanya L. Cody, Esq.
Zacks Trust
August 6, 2019
Page 2


    Principal Investment Strategies

3. On page 2, the prospectus states that "The long short strategy will essentially decrease market risk because losses attributed to market movements on the long positions are tempered by gains on the short positions and vice versa." Because the fund will include short positions, there is the potential for significant losses. In addition, the Fund may experience losses on both the long and short portions at the same time. Therefore, please delete this sentence or explain to the staff why it is not potentially misleading to investors.

4. On page 2, the prospectus states that "The securities selected for the Fund will be based on both the Zacks Rank model and the proprietary research of the Advisor." The following paragraph, however, states that "The Advisor may also select securities from time to time that do not have Zacks Rank, instead, relying solely on the proprietary research of the
   Advisor." Please consider adding "generally" or "in general" to the first sentence to clarify that there are instances in which the Advisor will not consider the Zacks Rank model in selecting securities.


    Principal Investment Risks

5. We note that the Principal Investment Risks appear to be in alphabetical order. Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield, and total return. Please note that after listing the most significant risks of the
   Fund, the remaining risks may be alphabetized. See speech of Dalia Blass to the ICI, Oct. 25,
   2018.

6. Page 4 states, "Market Risk. The values of equity securities in the Index could decline generally or could underperform other investments." The staff notes that this fund is not an index fund. Please clarify the meaning of this risk.

7. Please add "Short Sale Risk" as a separate principal risk factor. The staff notes that a short sale of a security may involve leverage and the theoretical risk of unlimited loss because of increases in the market price of the security sold short.
 Tanya L. Cody, Esq.
Zacks Trust
August 6, 2019
Page 3


Statement of Additional Information

    Investment Restrictions and Policies

8. On pages 1 2, the Fund's fundamental policy regarding concentration states that the Fund may not "[p]urchase the securities of issuers conducting their principal business activity in the same industry if, immediately after the purchase and as a result thereof, the value of the
   Fund's investments in that industry would equal or exceed 25% of the current value of the
   Fund's total assets (except that the Fund will concentrate to approximately the same extent that the Index concentrates in the stocks of such particular industry or industries), provided that this restriction does not limit the Fund's: (i) investments in securities of other investment companies, (ii) investments in securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or (iii) investments in repurchase agreements collateralized by U.S. government securities." (Emphasis added.) Because the
   Fund is not an index fund, please delete the reference to the Index or specify the index.


    Management

9. In the Management section, starting on page 17, key information regarding the Trustees and
   Officers has not yet been included in the prospectus. Please provide that information to the staff for review as soon as practicable.


Closing

          We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

          Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments, provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

         Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.
 Tanya L. Cody, Esq.
Zacks Trust
August 6, 2019
Page 4


         In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Should you have any questions regarding this letter, please contact me at
(202) 551-6405.

                                               Sincerely,

                                               /s/ Samantha Brutlag

                                               Samantha Brutlag
                                               Senior Counsel
                                               Disclosure Review Office


cc:    Michael J. Spratt, Assistant Director
       Keith A. OConnell, Branch Chief